VIA EDGAR	September 28, 2012

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director
Ruairi Regan
David Link

Re:	Xtra-Gold Resources Corp. (the “Company”)
Registration Statement on Form S-4
Filed August 17, 2012
File No. 333-183376

The Company is in receipt of the staff’s letter of comment dated September 12, 2012 on the above-captioned registration statement. Following are the Company’s responses to such comments. For ease of reference herein, we have used the same numeric sequence to correspond with staff’s numbered comments in its September 12, 2012 letter. Contemporaneously, we have filed Amendment No. 1 to the registration statement on Form S-4 (“Amendment No. 1”).

General

1.

It appears that Xtra-Gold BVI will not be established until after the effective date of the registration statement. Please remove Xtra-Gold BVI from the Facing page of the registration statement. If true, please confirm that Xtra- Gold BVI will file a post-effective amendment adopting the registration statement at the time it is established, consistent with Securities Act Rule 414 and the Securities Act Rules Compliance & Disclosure Interpretation 611.03

RESPONSE: We confirm that Xtra-Gold BVI will not be established until after the effective date of the registration statement. We have removed Xtra-Gold BVI from the Facing page of Amendment No. 1. We further confirm that Xtra-Gold BVI will file a post-effective amendment adopting the registration statement at the time it is established, consistent with Securities Act Rule 414 and Securities Act Rules Compliance & Disclosure Interpretation 611.03.

United States Securities
and Exchange Commission	- 2 -	September 28, 2012

Material United States Federal Tax Consequences, page 25

2.

If you elect to provide a short form tax opinion the tax disclosure in the prospectus must state clearly that the disclosure in the tax consequences section is the opinion of named counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance. Please revise. Also note the tax opinion should be filed as exhibit 8.

RESPONSE: As we have elected to provide a short form tax opinion, we have revised the tax disclosure in the prospectus section of Amendment No. 1 by stating that, subject to the limitations and qualifications described therein, the discussion constitutes, as of the date of Amendment No. 1, the opinion of Hodgson Russ LLP, special U.S. tax counsel to Xtra-Gold Nevada, as to the material U.S. federal income tax consequences to:

Xtra-Gold Nevada of the Continuation; and

the stockholders of Xtra-Gold Nevada of the Continuation and the post-Continuation ownership and disposition of stock in Xtra-Gold BVI.

Please see page 25. In addition, we have filed the tax opinion as exhibit 8.1 to Amendment No. 1.

3.

Please revise the opinions in this section to address all material tax consequences of the continuation, not just the certain tax consequences referenced in the first sentence. The opinion should state clearly each material tax consequence unless there is significant doubt about the tax consequences. Where there is significant doubt counsel should explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Appropriate risk factor disclosure should also be provided. Refer to Section III.C.4 of Staff Legal Bulletin No. 19.

RESPONSE: We have revised this section in Amendment No. 1 to address all material tax consequences of the Continuation, not just the certain tax consequences referenced in the first sentence. We have ensured in Amendment No. 1 that the opinion clearly states each material tax consequence. Please see pages 25 and 27.

We have paralleled U.S. tax counsel’s caution in its analysis of the material tax consequences by adding in Amendment No. 1 the following paragraph on page 8:

“Moreover, while we believe we have addressed the material U.S. federal income tax considerations as to the exchange of the shares of common stock of Xtra-Gold Nevada for shares of Xtra-Gold BVI pursuant to the Continuation, we cannot assure Holders that we have addressed the material U.S. federal income tax consequences to persons who may be subject to special provisions of the U.S. federal income tax law based on their individual circumstances. Holders should review the discussion under “Material United Federal Tax Consequences” in its entirety, including the definitions of “U.S. Holder” and “Non-U.S. Holder” described therein.”

United States Securities
and Exchange Commission	- 3 -	September 28, 2012

4.

Disclaimers of responsibility, such as those in the final paragraph on page 25, than in any way state or imply that investors are not entitled to rely on the tax opinion are inappropriate. Refer to Section III.D.1 of Staff Legal Bulletin No. 19. Please revise.

RESPONSE: We have deleted in Amendment No. 1 the disclaimers of responsibility, such as those in the final paragraph on page 25 of our registration statement so that we do not state or imply in any way that investors are not entitled to rely on the tax opinion. Please see page 26.

Signatures

5.

The registration statement should be signed by your principal financial officer and principal accounting officer in his individual capacity and not merely on behalf of the company as has been done at the top of page II-1. Please revise. Also, clarify why you have included signatures by Xtra-Gold Resources Corp. (Canada) an entity that does not appear on your list of subsidiaries as filed as exhibit 21.

RESPONSE: We have revised the signatures page in Amendment No. 1 by adding the signature of our principal financial officer and principal accounting officer in his individual capacity. In addition, we have deleted in Amendment No. 1 reference to Xtra-Gold Resources Corp. (Canada) as well as all signature references which were inadvertently included in the registration statement as originally filed. Please see page II-8 of Amendment No. 1. For further clarity, in Amendment No. 1, we have also deleted the word “(Nevada”) so that the name of our company now reads “Xtra-Gold Resources Corp.” at the top of page II-7.

In addition to the foregoing revisions made in response to the staff’s comments, we have otherwise updated Amendment No. 1 as we deemed necessary to reflect newly released business information, the insertion of the record, meeting and related dates and all other related information.

If you have any further questions or comments, please contact the undersigned or our counsel, James Schneider of Pearlman Schneider LLP, 2200 Corporate Blvd. NW, Suite 210, Boca Raton, Florida 33431, by telephone at (561) 362-9595 or by email to jim@pslawgroup.net.

United States Securities
and Exchange Commission	- 4 -	September 28, 2012

We hereby acknowledge that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

XTRA-GOLD RESOURCES CORP.

/s/ Paul Zyla
Paul Zyla,
PZ/rkm	President

cc: James Schneider, Esq.